Exhibit 99.4

Richard Palmer

Chief Financial Officer

Head of Business Development

Richard Palmer was appointed Chief Financial Officer (CFO) and a member of the Group Executive Council (GEC) in September 2011. He was also named Head of Business Development in July 2018.

Previously, he also served as Chief Operating Officer of Systems and Castings.

In his current role, Mr. Palmer is responsible for all financial activities of the Group including control, treasury and tax. He has held a variety of financial leadership positions since joining the Group in 2003 as CFO of Comau. He was CFO of FCA US LLC (formerly Chrysler Group LLC) from 2009 to 2017. He was also CFO of Fiat Group Automobiles S.p.A. from December 2006 and Iveco from June 2005.

Before joining the Group, Mr. Palmer was Finance Manager for several business units at General Electric Oil & Gas. He also spent the first years of his career in Audit with Price Waterhouse and later with United Technologies Corporation.

He is a Chartered Accountant and member of ICAEW (UK) and holds a Bachelor of Science in Microbiology from the University of Warwick (UK). Mr. Palmer is currently a member of the board of LSC Communications Inc.

He was born in Bath, England.